SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 13, 2004


                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.
Subject: TURKCELL ANNOUNCED NEW TURKISH LIRA TRANSITION STATUS




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[LOGO]


              TURKCELL ANNOUNCED NEW TURKISH LIRA TRANSITION STATUS


            Subject: Statement made pursuant to Circular VIII, No: 39
                         of the Capital Markets Board.


                                                        Istanbul Stock Exchange

                                                               ISTANBUL
                                                               --------


Special Subjects:



This is an announcement as per the request letter of Istanbul Stock Exchange dated October 1, 2004 number 1734 regarding the transition process to New Turkish Lira. Turkcell completed the testing of the Accounting Systems by 100% as of October 12, 2004 whereas testing of integration points with third parties i.e. with banks for collection purposes, as well as new softwares and products are still continuing and are expected to be completed in December 2004.




                  We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                              TURKCELL ILETISIM HIZMETLERI A.S.





                                       Nihat Narin           Koray Ozturkler

                                       Investor Relations    Investor Relations

                                       12.10.2004, 17:00     12.10.2004, 17:00





                  For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+90 212 313 1888)




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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             TURKCELL ILETISIM HIZMETLERI A.S.


Date:    October 13, 2004                    By:  /s/ MUZAFFER AKPINAR
                                                ------------------------------

                                             Name:    Muzaffer Akpinar
                                             Title:   Chief Executive Officer